UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Prime Acquisition Corp.
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G72436
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

1	NAME OF REPORTING PERSON William Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 695,523 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 695,523 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,523 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 161,460 ordinary shares held by William Yu, and (iii) 161,460 ordinary shares held by The Shodan Company. The Shodan Company is equally owned by William Yu, Conrad Yu and Byron Yu. William Yu is the general partner of The Shodan Company. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

CUSIP No. G72436	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Diana Chia-Huei Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 695,523 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 695,523 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,523 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 161,460 ordinary shares held by William Yu, and (iii) 161,460 ordinary shares held by The Shodan Company. The Shodan Company is equally owned by William Yu, Conrad Yu and Byron Yu. William Yu is the general partner of The Shodan Company. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

CUSIP No. G72436	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON The Shodan Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 695,523 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 695,523 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,523 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON* PN

(1) Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 161,460 ordinary shares held by William Yu, and (iii) 161,460 ordinary shares held by The Shodan Company. The Shodan Company is equally owned by William Yu, Conrad Yu and Byron Yu. William Yu is the general partner of The Shodan Company. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

CUSIP No. G72436	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer:
Prime Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China

Item 2.

(a)	Name of Person Filing: William Yu, Diana Chia-Huei Liu, and The Shodan Company

(b)	Address of Principal Business Office or if none, Residence:

William Yu and Diana Chia-Huei Liu: 15F, 300 ChangChun Rd.
Taipei, Taiwan 104-87

The Shodan Company:
Ste. 331, 4957 Lakemont Blvd. SE C-4
Bellevue, WA 98006

(c)	Citizenship:

William Yu: Canada

Diana Chia-Huei Liu: Canada

The Shodan Company: Washington

(d)	Title of Class of Securities: Ordinary Shares, $0.001 par value
(e)	CUSIP Number: G72436

 Item 3. Not Applicable

Item 4. Ownership.

(a)	Amount Beneficially Owned: 695,523, which consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 161,460 ordinary shares held by William Yu, and (iii) 161,460 ordinary shares held by The Shodan Company. The Shodan Company is equally owned by William Yu, Conrad Yu and Byron Yu. William Yu is the general partner of The Shodan Company. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

CUSIP No. G72436	13G	Page 6 of 7 Pages

(b) Percent of Class: 14.2%. The percentage is calculated based on 4,894,983 ordinary shares outstanding as of July 1, 2011.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 695,523

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 695,523

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certifications: Not Applicable

CUSIP No. G72436	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2012

/s/ William Yu
William Yu

/s/ Diana Chia-Huei Liu
Diana Chia-Huei Liu

THE SHODAN COMPANY

By:/s/ William Yu
Name: William Yu
Title: Managing Partner